Pruco Life Insurance Company
                                     Phoenix, Arizona
          Prudential                 A Stock Company Subsidiary of
                                     The Prudential Insurance Company of America
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                   Insured                                       Contract Number
                                                                 Contract Date
               Face Amount

                    Agency

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               We will pay the beneficiary the proceeds of this contract
               promptly if we receive due proof that the insured died. We make this promise subject to all the provisions of the contract.

               The cash value may increase or decrease daily depending on the payment of premiums, the investment experience of the separate account and the level of mortality charges made. There is no guaranteed minimum.

               The Death Benefit will be the insurance amount which is the greater of (1) the face amount we show above, and (2) the contract fund times the attained age factor that applies. The Death Benefit will vary in amount and may vary in duration depending upon the payment of premiums, the investment experience of the separate account and the level of mortality changes made, (see page 10.)

               Please read this contract with care. A guide to its contents is on the last page before the back cover. A summary is on page 5. If there is ever a question about it, or if there is a claim, just see a Company representative or get in touch with one of our offices.

               Right to Cancel Contract.--You may return this contract to us within (1) 10 days after you get it, or (2) 45 days after Part I of the application was signed, or (3) 10 days after we mail or deliver the Notice of Withdrawal Right, whichever is latest. All you have to do is take the contract or mail it to one of our offices or to the representative who sold it to you. It will be canceled from the start and we will promptly give back your money within ten days after we receive the contract.


           Signed for Pruco Life Insurance Company, an Arizona Corporation.


    /s/ Isabelle L. Kirchner                      /s/ Donald G. [ILLEGIBLE]
             Secretary                                      President


Variable Life Insurance Policy with Limited Premium Flexibility. Initial premium, with additional premiums payable during Insured's lifetime as stated in the contract. Benefits reflect premium payments, investment results and mortality charges. Insurance payable only upon death. Non-participating.

                                     II-16